Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No. for Registration Statement
on Form S-4 filed by Cabot Oil & Gas Corporation: 333-257534

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following presentation was posted to the Cimarex website on June 30, 2021.

Investor Presentation Combination of Cimarex & Cabot Oil & Gas June 2021

Combination of Cimarex and Cabot Oil & Gas 2 Creates a premier energy company delivering leading returns on and of capital Committed to delivering best-in-class capital returns through commodity price cycles – targeting 50%+ of free cash flow Significantly increased cash generation - $4.7bn cumulative 2022-2024 free cash flow Strengthened financial profile & improved cost of capital from scale, liquidity, stability & conservative balance sheet Low cost, high return inventory providing capital flexibility through cycles Commitment to ESG & sustainability leadership › Stock-for-stock merger › Pro forma equity ownership: 50.5% Cimarex and 49.5% Cabot on a fully diluted basis › Executive team led by Cimarex Chairman, President & CEO, Tom Jorden, with integration planning underway › Independent & diverse board comprised of 5 directors from each company › Expected closing 4Q21 Transaction summary

A Stronger Returns Focused Energy Company Low Cost of Supply • Consolidating top-tier assets to create a portfolio with scale, capital optionality & low break-evens • 20 year average life of low-cost, high-return inventory Accelerating Capital Returns Well positioned to deliver enhanced capital returns to shareholders Low Cost of Capital & Strong Liquidity • Strong balance sheet with maximum flexibility • Maintain <1x net debt-to-EBITDAX Commitment to ESG & Sustainability Leadership • Building on proven commitments to ESG • Linking executive compensation to ESG & value creation • Diverse & experienced board providing ESG oversight Substantial Cash Flow & Capital Returns • Committing to return 50%+ of free cash flow to shareholders • Increased resilience due to Cabot’s low decline PDP cash flows • Capital allocation flexibility to support returns through cycles 3 INCREASING BASE DIVIDEND › Anticipate increasing annual dividend to $0.50 per share › Committed to growing over time INTRODUCING VARIABLE DIVIDEND › Expect to introduce quarterly variable dividend after closing (expect first payment 1Q22) › Flexible mechanism for targeting a total return of 50%+ of free cash flow PAYING SPECIAL DIVIDEND › $0.50 per share special dividend expected to be payable after closing

Accelerating Capital Returns

Significant dividend increases; implementing new dividend framework

Materially enhancing dividend payout **(~3.5x higher vs. standalone)**[1]

Standalone XEC vs. XEC shareholder's share of pro forma cash distributions ($mm) at mid-cycle price deck[2]



Base Dividend
Variable Dividend
Special Dividend
$106
$206
$130 3
~$170
$206
~$210
$206
$220
$206
2021e
CIMAREX
2021e
2022e
2023e
2024e
Pro Forma

Capital return highlights

- Material increase in base dividend to $0.50 per share ($0.125 per share quarterly) – an 86% increase to Cimarex shareholders
- **New dividend framework:** quarterly variable dividend targeting a total return of 50%+ of free cash flow
- One-time special dividend of $0.50 per share at closing, equal to receiving an additional annual base dividend
- Potential for future special dividends / share repurchases

[1]Variable dividend assumes base plus variable equals 50% of FCF
[2]$55/Bbl & $2.75/MMbtu
[3]Assume standalone 1Q to 3Q base dividends plus pro forma 4Q base dividend

4

Premier Multi-Basin Exposure Drives FCF Resilience

Combined business will have an average life of >20 years of high-quality, high-return drilling locations

Low cost of supply assets

OIL BREAKEVENS (WTI $/Bbl)[1]



Revenue[2]
45%
13%
$41.17
$42.01
$43.17
$45.57
$46.85
$57.08
$62.76
Midland
Delaware
DJ Basin
Eagle Ford
Bakken
Anadarko
PRB

GAS BREAKEVENS (NYMEX $/Mcf)[1]



Revenue[2]
42%
$1.87
$2.32
$2.33
$2.53
$2.58
$2.60
$2.71
$2.77
$2.95
$3.01
$3.37
SW PA Rich Gas
WV Rich Gas
NE PA Core
Haynesville - LA Core
NE PA Tier 2
SW PA Dry Gas
Haynesville - North LA
Haynesville - Shelby Trough
OH Utica
WV Dry Gas
Haynesville - North TX

Robust inventory[3]

Resource scale maximizes capital allocation flexibility to take advantage of commodity-specific cycles



>10 years
>20 years
$40 / $2.25
$55 / $2.75

Click to hear more about our team's technical review of the Marcellus



Cimarex technical evaluation

- Cimarex team performed a thorough review of Cabot inventory, supporting a risked estimate life of 12-15 years of high-quality inventory that competes with Cimarex's near-term inventory
  - ***Incremental long-term upside to inventory life across Cabot's acreage***
- Delaware Basin & NE PA commodity break-evens among the lowest cost of supply assets
  - ***High quality portfolio with low maintenance capital requirements (<$35/Bbl & <$2/MMBtu prices)***
- Potential to enhance capital efficiency & unlock asset value:
  - ***Optimize field compression***
  - ***Potential co-development of Upper & Lower Marcellus zones where Purcell frac barrier is less prevalent/thick***
  - ***Mitigate parent/child well degradation***
  - ***Manage volumes around natural gas seasonality***

[1] Oil & natural gas play breakeven analysis assumes 25% BTAX IRRs & strip pricing as of 3/3/2021; sourced from J.P. Morgan equity research (3/16/2021)
[2] 1Q 2021 pro forma revenue contribution per basin
[3] Inventory years calculated as total net capital for wells with PV/I greater than 1.5x, divided by total pro forma 2021 capital; flat NYMEX WTI $/Bbl & Henry Hub NYMEX $/MMBtu

5

$1.2 $1.2 $1.2 $1.2 $1.2 $1.2 $1.2 $0.5 $1.0 $0.8 $1.3 $1.3 $1.1 $1.6 $0.4 $1.6 $1.2 $2.2 $2.2 $1.9 $2.9 $2.1 $3.8 $3.2 $4.7 $4.7 $4.2 $5.7 $40 / $2.25 $40 / $3.00 $50 / $2.25 $50 / $3.00 Mid-Cycle ($55 / $2.75) $60 / $2.25 $60 / $3.00 Base Dividend Variable Dividend Excess FCF Sustainable Free Cash Flow Robust outlook for free cash flow supports the capacity for cash distributions through cycles 1Variable dividend assumes base plus variable equals 50% of FCF Dividend framework to return cash through the cycle FCF & implied cash distributions to shareholders at various price scenarios 2022-2024 CUMULATIVE FCF OUTLOOK ($bn)1 Capacity & confidence to distribute >30% of CFO 6 Strong, resilient FCF profile supports through-cycle returns & commitment to the base dividend Variable return commitment of 50%+ of FCF is among best-in-class for E&Ps Capacity and confidence to distribute >30% of CFO at higher prices

(1.0x) (0.5x) 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x - $5 $10 $15 $20 $25 YE 2021e Net Debt / 2021e EBITDA Enterprise Value ($Bn) Strong Balance Sheet Combined scale increases liquidity, reduces volatility & improves cost of capital Low leverage + scale Provides significant capital optionality Pro forma liquidity & debt maturity profile Scale supports low cost of capital Wtd. Avg. Rates Coupon 3.24% 6.25% 4.07% 4.17% 3.90% 4.38% YTW 0.62% 1.17% 0.97% 1.56% 2.13% 2.58% 1Upstream company universe excludes companies with TEV greater than $25bn, minerals companies, offshore companies & international companies; FANG excluded from analysis given consensus estimates do not yet fully reflect recent transactions Smaller Scale / Higher Leverage Larger Scale / Higher Leverage Smaller Scale / Lower Leverage Larger Scale / Lower Leverage ● Peer universe1 Pro Forma 7

Commitment to ESG & Sustainability Leadership Shared commitments to environmental stewardship, sustainability & strong corporate governance Board & Governance Sustainability › Executive compensation to be aligned with key strategic priorities & performance › CEO is waiving accelerated vesting of equity awards in the transaction to further align his interests with shareholders & the success of the merger › Commitment to embed ESG in compensation structure › Commitment to independent, diverse & experienced board › 8 of 10 directors will be independent › Accelerates annual election of all directors › Commitment to strong safety performance & further reducing GHG emissions › Maintaining board-level oversight of ESG performance & programs › Combined business to report on ESG performance & progress, in line with SASB & TCFD standards Executive Compensation 8

Maximizing Shareholder Value 9 Robust Board- Driven Review Resulting in a Value- Maximizing Transaction The Cimarex board unanimously recommends stockholders vote “FOR” the transaction › The Board and management regularly review the market, opportunities, investor sentiment & M&A landscape › Over the last year, the Board considered a number of alternatives & transactions › Senior executives of Cimarex engaged from time to time with Cabot and five other potential counterparties regarding strategic transactions, entering into NDAs with two of them, including Cabot › Transaction process with Cabot was overseen by the Cimarex Board, with eleven meetings over four months, including many executive sessions › Rigorous & thorough technical review of Cabot’s portfolio & future drilling inventory › Provides immediate upside to shareholders through more sustainable FCF generation & substantially higher cash returns

Appendix

(76%) (70%) (57%) 60% 61% 69% Status Quo Pro Forma PF - Optimized Enhanced FCF Generation Risk Profile • Analyzed 2022-2024 total cash flow across a range of prices around assumed $55 / $2.75 “mid-cycle” price case › Analyzed commodity price ranges ($40-70 / Bbl & $2.00-$3.50 / MMBtu) represent 90% confidence interval around mid-cycle case › Confidence interval based on statistical analysis of 15+ years of NYMEX futures contract time spreads • “Optimized” pro forma case illustrates the new company’s ability to reallocate capital to increase overall returns while moderating growth Increases top-end upside, decreases downside exposure & reduces mid-cycle volatility Improved FCF Bandwidth In low oil / low gas scenarios pro forma FCF downside is reduced; in high oil / high gas scenarios pro forma FCF upside is increased Mid-cycle Case ($55 & $2.75) $70 & $3.50 $40 & $2.00 Reduced Volatility1 & Asymmetric Protection Assuming mid-cycle gas prices, FCF volatility is significantly reduced; downside reduction is greater in magnitude than upside reduction (61%) (36%) (27%) 49% 29% 32% Status Quo Pro Forma PF - Optimized Mid-cycle Case ($55 & $2.75) $70 & $2.75 $40 & $2.75 110% 64% 59% 20% upside reduction vs. XEC 17% upside reduction vs. XEC Optimized Optimized 25% downside reduction vs. XEC 35% downside reduction vs. XEC 11 1Defined as the arithmetic spread between the high oil and low oil price case at constant mid-cycle gas price

Disclaimers 12 Cautionary Statement Regarding Forward-Looking Information This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the SEC and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof.

Disclaimers 13 No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information about the Merger and Where to Find It In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations. Participants in the Solicitation Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the SEC and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

The following is a transcript from a video posted to the Cimarex website on June 30, 2021.

Corporate Participant

Bryan Phillips

Manager, Asset Evaluation Team, Cimarex Energy Co.

Hi, I’m Bryan Phillips, the Manager of Cimarex’s Asset Evaluation Team.

Our team is composed of experienced individuals with backgrounds in geology, geophysics, petrophysics, engineering, land and data analytics. Our full-time job is to evaluate opportunities for acquisition and divestiture, evaluating operators who are best-in-class in basins all across the United States.

For Cabot we performed a thorough technical analysis. We mapped the Upper and Lower Marcellus, we forecast every producing well, we generated our own independent type curves to assess the value of remaining inventory, as well as assessing the quantity of that remaining inventory, we reviewed Cabot’s marketing contracts and their production operations, including compression optimization.

Our executive team and our Board members were with us every step of the way. And together, we concluded that Cabot is a tier-one position and that the two companies together were better than the sum of our parts.

The Lower Marcellus is fully delineated across Cabot’s position and has been developed under a consistent spacing since 2017. We generated our type curves from the last three years of proven drilling results.

One observation that we had is that it is unusual for wells to be as productive as they are on Cabot’s acreage at such a shallow depth. Our target depth across most of Cabot’s acreage is around 7,000 feet deep. To get similar gas productivity in the Haynesville or Woodford Shale, we typically drill a mile deeper, which adds drilling costs, completion costs, technical complexity and risk.

To verify Cabot’s inventory in the Lower Marcellus, we first calculated the drainage radius of every producing well. Then we subtracted that from Cabot’s acreage position. Using the same spacing as Cabot, we calculated how many wells remained to be drilled, and this corroborated Cabot’s internal estimates.

Here’s a map that shows the wells Cabot has drilled in the Lower Marcellus. We subdivided Cabot’s acreage position into five type curve areas. Number one is their best geologic position with the most productive wells, and thus the best economic outcomes. What’s exciting to us, as you can see here, is that the highest percentage of remaining inventory in the Lower Marcellus is in type curve area one.

The Purcell Limestone is an important feature in the geologic framework of the area. This separates the Upper from the Lower Marcellus. We analyzed two dozen pairs of Upper and Lower Marcellus landings in close proximity to each other and determined that the Purcell is a competent frac barrier between them. In the areas where we’ve placed value in the Upper Marcellus, the Purcell is at least 50 feet thick. This gives us the flexibility to co-develop the two reservoirs or develop them separately.

The Upper Marcellus is approximately the same thickness as the Lower Marcellus. As you can see on this map, Cabot has drilled more than 50 wells in the Upper Marcellus, proving that the Upper Marcellus is a productive gas reservoir across the scope of Cabot’s acreage. These results, combined with offset operators and our geological and petrophysical efforts, allowed us to high-grade the Upper Marcellus potential on Cabot’s acreage. The lack of wells allows us to treat this as a blank canvas. We can develop this asset optimally using 2021 best practices, including two- to three-mile wells and optimal completion designs.

We have only placed value on the Upper Marcellus locations inside this red polygon, which compete with Cimarex’s near-term inventory. Longer-term inventory, which exists outside this polygon, is upside to our asset evaluation.

In short, Cabot has built a tremendous asset. We’re excited to bring it together with our existing portfolio, and we look forward to the collaboration of the two technical teams.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the SEC and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement of Cabot and Cimarex and that also constitutes a preliminary prospectus of Cabot. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of Cabot and Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This communication is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.